Exhibit 99.1

Ellomay Capital Ltd. Expends Its Investments in the Spanish Photovoltaic Sector
Executed a Binding LOI to Acquire 5.6 MWp PV Plants in Spain
The Transaction will Triple the Company’s Operating Assets in Spain

Tel-Aviv, Israel, May 28, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today announced its entry into a binding Letter of Intent for the purchase of 3 photovoltaic (solar) plants with approximately 5.6MWp (with nominal output of approximately 5.2MWn) in the aggregate (the “PV Plants”).  The PV Plants are ground mounted fixed technology plants and are located in Murcia, Spain.  The PV Plants are already constructed and operating and were connected to the Spanish national grid in 2011.

The PV Plants are held by a Spanish company (the “Seller”) whose German parent company has entered into insolvency proceedings. According to the Letter of Intent, the PV Plants and all associated assets and rights shall be purchased by Ellomay for an aggregate purchase price of Euro 9.5 million (approximately US$13 million), subject to certain purchase price adjustments (the “Purchase Price”)).

The Letter of Intent provides for a 30 days exclusivity period for the finalization and execution of definitive agreements.  Execution and closing of the transaction is expected to occur on or about the end of June, 2014.

The acquisition of the PV Sites is expected to more than triple the current production capacity of Ellomay's existing photovoltaic sites in Spain to approximately 7.9MWp. The PV Plants will join the Company’s thirteen existing photovoltaic sites in Italy and Spain increasing their aggregate capacity to more than 30MWp .  The Company expects that the annual revenue from the PV Plants will be approximately Euro 2 million (approximately US$ 2.7 million), and together with the Company's entire PV portfolio the annual revenue will be approximately Euro 13.2 million (approximately US$18 million).

Ran Fridrich, CEO of Ellomay noted that " Ellomay aims to  exploit attractive investment opportunities and execute transactions at bargain prices and this transaction is further proof of our capabilities to carry out such transactions".

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol "ELLO" and with the Tel Aviv Stock Exchange under the trading symbol "ELOM."  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide.  Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approx. 22.6MWp of photovoltaic power plants in Italy and 85% of 2.3MW of photovoltaic power plant in Spain;

•
7.5% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd. Israel's largest private power plant to date, with production capacity of more than 800MW, representing about 6% of Israel's power capacity.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel's prominent businessmen and the former Chairman of Israel's leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay's dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide.  The expertise of Ellomay's controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners.  As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including delays in the finalization and execution of the detailed agreements by the Company and the Seller, changes in the regulatory provisions applicable to the PV Plants and the remuneration payable for them (including changes in the draft of the new legislation published in February 2014), non-fulfillment of one or more of the conditions precedent set forth in the Letter of Intent, changes in the actual output of the PV Sites and the other photovoltaic sites owned by the Company and changes in the financial market that could affect the ability of the Company to obtain financing from financial institutions or from alternative sources in order to fully fund the purchase price of the PV Sites. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com